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                     November 29, 2023

       Sean Bagan
       Chief Financial Officer
       Helios Technologies, Inc.
       7456 16th St E
       Sarasota, Florida 34243

                                                        Re: Helios
Technologies, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 1-40935

       Dear Sean Bagan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing